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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                        (Amendment No.                 )*
                                       ----------------

                           Restoration Hardware, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    760981100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 18, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

CUSIP No. 760981100               SCHEDULE 13G                Page 2 of 10 Pages


--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chase Venture Capital Associates, L.P.
       13-337-6808
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       California
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 1,430,030
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            Not applicable.
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  1,430,030
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 Not applicable.
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,430,030
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       8.8%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------


Item 1.
             (a)  Name of Issuer:
                  Restoration Hardware, Inc.

             (b)  Address of Issuer's Principal Executive Offices:
                  15 Koch Road, Suite J
                  Corte Madero, CA 94925
Item 2.

             (a)  Name of Person Filing:
                  Chase Venture Capital Associates, L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

             (b)  Address of Principal Business Office or, if none, Residence:
                  380 Madison Avenue, 12th Floor
                  New York, New York  10017

             (c)  Citizenship:
                  See Row 4 on cover page.

             (d)  Title of Class of Securities (of Issuer):
                  Common Stock

             (e)  CUSIP Number:
                  760981100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   Not applicable.

Item 4.      Ownership

             (a)  Amount Beneficially Owned:
                  1,430,030  (as of December 31, 1998)

             (b)  Percent of Class:
                  8.8% (as of December 31, 1998)


                               Page 3 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------

             (c)  Number of shares as to which such person has:
                  (i)       1,430,030
                  (ii)      Not applicable.
                  (iii)     1,430,030
                  (iv)      Not applicable.

Item 5.      Ownership of Five Percent or Less of a Class
                  Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  Not applicable.

Item 8.      Identification and Classification of Members of the Group
                  Not applicable.

Item 9.      Notice of Dissolution of Group
                  Not applicable.

Item 10.     Certification
                  Not applicable.


                               Page 4 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999                  CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                          By:  CHASE CAPITAL PARTNERS,
                                               its General Partner



                                          By: /s/ Jeffrey C. Walker
                                              --------------------------------
                                              Name:   Jeffrey C. Walker
                                              Title:  Managing General Partner




                               Page 5 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------


                                  EXHIBIT 2(a)

     This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

     Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                   John R. Baron
                                   Christopher C. Behrens
                                   Mitchell J. Blutt, M.D.
                                   Arnold L. Chavkin
                                   I. Robert Greene
                                   Michael R. Hannon
                                   Donald J. Hofmann
                                   Stephen P. Murray
                                   John M. B. O'Connor
                                   Brian J. Richmand
                                   Shahan D. Soghikian
                                   Jonas Steinman
                                   Jeffrey C. Walker
                                   Damion E. Wicker, M.D.

     Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

     Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

     The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.


                               Page 6 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------

                                                                      SCHEDULE A


                            CHASE CAPITAL CORPORATION


                               Executive Officers


Chairman & Chief Executive Officer             William B. Harrison, Jr.*

President                                      Jeffrey C. Walker**

Executive Vice President                       Mitchell J. Blutt, M.D.**

Vice President & Secretary                     Gregory Meridith*

Vice President                                 George E. Kelts**

Assistant Secretary                            Robert C. Carroll*

                                    Directors


                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**




----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 7 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------


                                                                      SCHEDULE B


                         THE CHASE MANHATTAN CORPORATION


                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel


                                  Directors**


                                   Principal Occupation or Employment;
Name                               Business or Residence Address
----                               -----------------------------------

Hans W. Becherer                   Chairman of the Board
                                   Chief Executive Officer
                                   Deere & Company
                                   8601 John Deere Road
                                   Moline, IL 61265

Frank A. Bennack, Jr.              President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, NY  10019

Susan V. Berresford                President
                                   The Ford Foundation
                                   320 East 43rd Street
                                   New York, NY  10017

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.

                               Page 8 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------


                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           -----------------------------------

M. Anthony Burns               Chairman, President and CEO
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, FL  33166

H. Laurance Fuller             Chairman of the Board and
                                Chief Executive Officer
                               Amoco Corporation
                               200 East Randolph Drive
                               Chicago, IL  60601

Melvin R. Goodes               Chairman of the Board and Chief Executive Officer
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ  07950

William H. Gray, III           President and Chief Executive Officer
                               The College Fund/UNCF
                               8260 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, VA  22031

George V. Grune                Chairman of the Board and Chief Executive Officer
                               The Reader's Digest Association, Inc.
                               Chairman of the Board
                               The DeWitt Wallace-Reader's Digest Fund
                               Lila Wallace-Reader's Digest Fund
                               Reader's Digest Road
                               Pleasantville, NY 10570

William B. Harrison, Jr.       Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY  10017-2070

Harold S. Hook                 Retired Chairman of the Board
                               American General Corporation
                               2929 Allen Parkway
                               Houston, TX  77019

Helene L. Kaplan               Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue - Room 29-72
                               New York, NY  10022

Thomas G. Labrecque            President
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY  10017-2070


                               Page 9 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Restoration Hardware, Inc.                     CUSIP Number:  760981100
--------------------------------------------------------------------------------


                             Principal Occupation or Employment;
Name                         Business or Residence Address
----                         -----------------------------------

Henry B. Schacht             Retired Chairman of the Board and
                              Chief Executive Officer
                             Lucent Technologies, Inc.
                             600 Mountain Avenue - Room 6A511
                             Murray Hill, NJ  07974

Walter V. Shipley            Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

Andrew C. Sigler             Retired Chairman of the Board
                              and Chief Executive Officer
                             Champion International Corporation
                             1 Champion Plaza
                             Stamford, CT 06921

John R. Stafford             Chairman, President and Chief
                              Executive Officer
                             American Home Products Corporation
                             Five Giralda Farms
                             Madison, NJ  07940

Marina v.N. Whitman          Professor of Business Administration
                              and Public Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI  48109-1220

                               Page 10 of 10 Pages